
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

July 27, 2010

By U.S. Mail and facsimile to (804) 967-2977

Thomas J. Folliard
President and Chief Executive Officer
CarMax, Inc.
12800 Tuckahoe Creek Parkway
Richmond, Virginia 23238

> **Re: CarMax, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2010**
> **Filed April 27, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed May 3, 2010**
> **File No. 001-31420**

Dear Mr. Folliard:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended February 28, 2010

Risk Factors, page 11

1. Please delete the language in the last sentence in the first paragraph in which you state that other unknown or immaterial risks may also adversely affect your business, results of operations and financial condition. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Exhibits

Exhibits 10.14, 10.17, and 10.18

1. We note that Exhibits 10.14, 10.17, and 10.18, the credit agreement dated August 24, 2005 and amendments, were not filed in their entirety. We also note your statement in the descriptions of these exhibits that "[c]ertain non-material schedules and exhibits have been omitted from the Credit Agreement as filed. CarMax agrees to furnish supplementally to the Commission upon request a copy of such schedules and exhibits." Please refile these complete exhibits, including all of the schedules and exhibits in your next periodic report. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.

Exhibit 23.1

2. The auditor's consent filed with your Form 10-K is not signed. Please confirm that the auditor's have signed the consent and that you will include an auditor's consent with a conformed signature in future filings.

Definitive Proxy Statement on Schedule 14A

Risk and Compensation Policies and Practices, page 14

3. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director